Exhibit 8.1

List of Subsidiaries of New MAC

1.	Cobar Management Pty. Limited
2.	Metals Acquisition Corp. (Australia) Pty Ltd
3.	MAC AU 1 Pty Ltd
4.	MAC AU 2 Pty Ltd
5.	MAC AU 3 Pty Ltd
6.	MAC AU 4 Pty Ltd